UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Raptor Pharmaceutical Corporation
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

75382F106
(CUSIP Number)

March 25, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 75382F106

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Bidzina Ivanishvili
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
			(a) ☒	(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION French
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,619,987 ordinary shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,619,987 ordinary shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,619,987 ordinary shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES			☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9			5.8%
12.	TYPE OF REPORTING PERSON			IN

* See explanatory note included in Item 4.

CUSIP No. 75382F106

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) George Bachiashvili
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
			(a) ☒	(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Georgian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,052,250 ordinary shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,052,250 ordinary shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,052,250 ordinary shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES			☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9			4.89%
12.	TYPE OF REPORTING PERSON			IN

* See explanatory note included in Item 4.

CUSIP No. 75382F106

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Soothsayer Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
			(a) ☒	(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 567,737 ordinary shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 567,737 ordinary shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 567,737 ordinary shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES			☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9			0.91%
12.	TYPE OF REPORTING PERSON			CO

* See explanatory note included in Item 4.

CUSIP No. 75382F106

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Meadowsweet Assets Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
			(a) ☒	(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,052,250 ordinary shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,052,250 ordinary shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,052,250 ordinary shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES			☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9			4.89%
12.	TYPE OF REPORTING PERSON			CO

* See explanatory note included in Item 4.

CUSIP No. 75382F106

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Credit Suisse Trust Limited in its capacity as trustee of The Mandalay Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
			(a) ☒	(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,619,987 ordinary shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,619,987 ordinary shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,619,987 ordinary shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES			☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9			5.8%
12.	TYPE OF REPORTING PERSON			CO

* See explanatory note included in Item 4.

ITEM 1(a).	NAME OF ISSUER:

Raptor Pharmaceutical Corporation (the "Issuer")

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

5 Hamilton Landing, Suite 160, Novato, California 94949, United States

ITEM 2(a).	NAME OF PERSON FILING:

Bidzina Ivanishvili

George Bachiashvili

Soothsayer Limited (the "Record Holder1")

Meadowsweet Assets Limited (the "Record Holder2")

Credit Suisse Trust Limited (the "Trustee") in its capacity as trustee of The Mandalay Trust (the "Trust")

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of the principal business office of Bidzina Ivanishvili is Irakly II Square No.3, Tbilisi, Georgia. The address of the principal business office of George Bachiashvili is #15 Tamar Mefe Aveniu, Tbilisi, Georgia. The address of the principal business office of the Record Holder1 is The Bahamas Financial centre, Shirley & Charlotte Streets, P.O. Box N-3023, Nassau, Bahamas. The address of the principal business office of the Record Holder2 is Akara Building, 24 De Castro Street, Wickhams Cay 1, P.O. Box 3136, Road Town, Torola, British Virgin Islands. The address of the Trust and the Trustee is 1 Raffles Link, #05-02 Singapore 039393.

ITEM 2(c)	CITIZENSHIP:

Bidzina Ivanishvili is a citizen of France. George Bachiashvili is a citizen of Georgia. The place of organization of the Record Holder1 is the Bahamas. The place of organization of the Record Holder2 is the British Virgin Islands. The place of organization of the Trustee is Singapore.  The Trust is established under the laws of Singapore.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common stock

ITEM 2(e).	CUSIP NUMBER:

75382F106

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

Reporting Person	(a) Amount beneficially owned:	(b) Percent of class*:	(c)(i) Sole power to vote or direct the vote:	(c)(ii) Shared power to vote or to direct the vote:	(c)(iii) Sole power to dispose or to direct the disposition of:	(c)(iv) Shared power to dispose or to direct the disposition of:
Bidzina Ivanishvili	3,619,987	5.8%	0	3,619,987	0	3,619,987
George Bachiashvili	3,052,250	4.89%	0	3,052,250	0	3,052,250
Soothsayer Limited	567,737	0.91%	0	567,737	0	567,737
Meadowsweet Assets Limited	3,052,250	4.89%	0	3,052,250	0	3,052,250
Credit Suisse Trust Limited**	3,619,987	5.8%	0	3,619,987	0	3,619,987

* Based upon 62,479,286 ordinary shares outstanding as of March 25, 2014.
** In its capacity as trustee of the Trust.

The Record Holder1 beneficially owns 567,737 shares of common stock of the Issuer and the Record Holder2 beneficially owns 3,052,250 shares of common stock of the Issuer. Record Holder1 and Record Holder2 are both wholly owned by the Trust, of which the Trustee acts as the trustee. Bidzina Ivanishvili is the settlor of the Trust. George Bachiashvili is an investment manager of the Trust. Bidzina Ivanishvili, George Bachiashvili, Record Holder1, Record Holder2 and the Trustee in its capacity as trustee for the Trust may be deemed to be a group for the shares of common stock as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended, and each member of such group may be deemed to beneficially own the ordinary shares beneficially owned by other members constituting such group. The Trustee disclaims beneficial ownership of the ordinary shares. The filing of this Schedule 13G should not be deemed an admission that the Trustee is the beneficial owner of such ordinary shares for any purpose.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2014

Bidzina Ivanishvili		/s/ Bidzina Ivanishvili
Name: Bidzina Ivanishvili

George Bachiashvili		/s/ George Bachiashvili
Name: George Bachiashvili

Soothsayer Limited	By:	/s/ Lau Chew Lui
Name: Lau Chew Lui

	By:	/s/ Dominik Birri
Name: Dominik Birri

Meadowsweet Assets Limited	By:	/s/ Lau Chew Lui
Name: Lau Chew Lui

	By:	/s/ Dominik Birri
Name: Dominik Birri

Credit Suisse Trust Limited		Credit Suisse Trust Limited in its capacity as trustee of the Mandalay Trust

	By:	/s/ Lau Chew Lui
Name: Lau Chew Lui

	By:	/s/ Dominik Birri
Name: Dominik Birri

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

EXHIBIT A
Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.001 per share, of Raptor Pharmaceutical Corporation, a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

Signature Page

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the day of May 28, 2014.

Bidzina Ivanishvili		/s/ Bidzina Ivanishvili
Name: Bidzina Ivanishvili

George Bachiashvili		/s/ George Bachiashvili
Name: George Bachiashvili

Soothsayer Limited	By:	/s/ Lau Chew Lui
Name: Lau Chew Lui

	By:	/s/ Dominik Birri
Name: Dominik Birri

Meadowsweet Assets Limited	By:	/s/ Lau Chew Lui
Name: Lau Chew Lui

	By:	/s/ Dominik Birri
Name: Dominik Birri

Credit Suisse Trust Limited		Credit Suisse Trust Limited in its capacity as trustee of the Mandalay Trust

	By:	/s/ Lau Chew Lui
Name: Lau Chew Lui

	By:	/s/ Dominik Birri
Name: Dominik Birri